SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. 1)
_______________________

WESTMORELAND COAL COMPANY
(Name of Issuer)

Common Stock
(Title of Class of Securities)

960878106
(CUSIP Number of Class
 of Securities)
_______________________

Charles L. Frischer
4404 52nd Avenue NE
Seattle, WA 98105
___________________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 6, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))	Page 1 of 8

CUSIP NO. 960878106	13D	Page 2 of 9

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Charles Frischer I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *	(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)	☐
6	Citizenship or Place of Organization USA
Number of shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 1,205,700
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 1,205,700
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,205,700
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13	Percent of Class Represented by Amount in Row (11) 6.7%
14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 960878106	13D	Page 3 of 9

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Libby Frischer Family Partnership I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *	(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * WC
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)	☐
6	Citizenship or Place of Organization USA
Number of shares Beneficially Owned By Each Reporting Person With:	7	Sole Voting Power 31,000
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 31,000
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 31,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13	Percent of Class Represented by Amount in Row (11) Less than 1%
14	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 960878106	13D	Page 4 of 9

This Amendment No. 1 to Schedule 13D amends certain information contained in the Schedule 13D filed jointly by Charles Frischer and Libby Frischer Family Partnership, a New York partnership, on March 9, 2015 (the “13D”).  Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 3.  Source and Amount of Funds of Other Consideration.

Item 3 is amended by adding the following:

Charles Frischer purchased, directly and through his IRA, 189,489 Shares from March 9, 2015 through July 7, 2015 for an aggregate purchase price of $4,794,166 Mr. Frischer used his personal funds to acquire these Shares.

The Partnership purchased 18,690 Shares from March 9, 2015 through July 7, 2015 for an aggregate purchase price of $326,304.  The Partnership used funds from its reserves to acquire its Shares.

Item 4.  Purpose of Transaction.

Item 4 is amended by adding the following:

On July 8, 2015 Mr. Frischer sent a letter to the Issuer’s Chief Executive Officer expressing his support for the course that management is pursuing.

Item 5.  Interest of Securities of the Issuer.

Item 5 is amended as follows:

(a) and (b)     Beneficial ownership

As of the date of this Amendment No. 1 to Schedule 13D, the Partnership directly owns 31,000 Shares representing less than 1% of the total outstanding shares.  Mr. Frischer directly owns 1,174,700 Shares and he is the sole general partner of the Partnership.  Accordingly, Mr. Frischer indirectly beneficially owns 1,205,700 Shares representing approximately 6.7% of the outstanding Shares.  The percentages set forth above and on the cover pages hereto represent percentages of the outstanding Shares based on a total of 17,908,598 Shares outstanding at April 23, 2015, which amount is derived from amount reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2015.

By virtue of their status as a "group" for purposes of Rule 13d-5, each of the Reporting Persons may be deemed to have shared voting and dispositive power over the Shares owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of the Shares owned by the other Reporting Persons other than the Shares owned by the Partnership, which Mr. Frischer does not disclaim beneficial ownership.

CUSIP NO. 960878106	13D	Page 5 of 9

Mr. Frischer has sole voting power and sole investment power with respect to 1,174,700 Shares.

(c)           Transactions during the past sixty days

Information with respect to each of the Reporting Persons transactions effected during the past 60 days are set forth on Annex A hereto.

 (d)           Right to receive dividends or proceeds

Not applicable.

(e)           Beneficial ownership of less than five percent

Not applicable.

Item 7.  Materials to be Filed as Exhibits.

1.	Joint Filing Agreement, incorporated by reference to Exhibit 1 to the 13D
2.	Letter to the Issuer dated July 8, 2015

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13D is filed jointly on behalf of each of the Reporting Persons.

Dated as of:  July 8, 2015

/s/ Charles Frischer
Charles Frischer

LIBBY FRISCHER FAMILY PARTNERSHIP

By:	/s/ Charles Frischer
Charles Frischer
General Partner

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP NO. 960878106	13D	Page 6 of 9

ANNEX A

Schedule of Transactions in Common Shares of the Issuer
During the Past 60 Days

Libby Frischer Family Partnership

Date of Transaction	Quantity Purchased	Price per Share

7/6/15	13,000	$17.69
7/7/15	4,000	$16.59

Charles Frischer

Date of Transaction	Quantity Purchased	Price per Share

5/8/2015	12,033	$27.57
5/11/2015	4,967	$27.11
5/12/2015	12,564	$26.93
5/13/2015	11,436	$26.60
5/19/2015	3,300	$26.51
5/20/2015	18,800	$25.82
5/26/2015	904	$25.63
5/27/2015	1,296	$25.50
5/28/2015	8,700	$25.35
6/12/2015	1,000	$25.01
6/16/2015	11,000	$24.01
6/18/2015	21,000	$22.51
6/19/2015	24,841	$22.21
6/22/2015	6,376	$21.79
6/23/2015	1,849	$21.67
6/24/2015	984	$22.15
6/25/2015	5,000	$21.54
6/26/2015	2,700	$21.23
7/6/15	5,000	$17.63
7/7/15	16,010	$17.13

EXHIBIT 2

Charles Frischer
4404 52nd Avenue NE
Seattle, WA 98105

July 8, 2015

Mr. Keith E. Alessi, CEO
Westmoreland Coal Company
9540 S Maroon Circle, Suite 200
Englewood, CO 80112

Dear Keith,

The share price of Westmoreland Coal has clearly suffered a dramatic decline, but our future prospects are strong. The economic prospects for virtually the rest of the coal industry are weak due to its reliance on spot commodity prices for Metallurgical, Eastern, Illinois and Powder River Basis Coal. In general, the rest of the industry is suffering from significant over-leverage, current negative cash flow and an inability to take actions to improve their position. While many in the industry are facing bankruptcy, both Moody’s and S&P upgraded Westmoreland’s credit rating at the end of late 2014. My message to the management of Westmoreland is STAY THE COURSE.

Westmoreland Coal has meaningful positive cash flow due to the company’s business model, which is entirely different from the rest of the industry. Westmoreland sells 90% of its coal on long-term contracts with a cost-plus, cost-protected or geographically protected structure. The weighted average contract length is 10 years and the company has high quality counterparties. The vast majority of our coal moves from the mouth of our mines, via a conveyor belt or a short haul truck, into a coal fired power plant, which was specifically designed to burn that exact coal. Since rail transports only a small percentage of our coal, in general, our business is not subject to rail transportation delays and/or rail pricing pressures. For the tons we do sell by rail, we have developed a customer base who are hundreds of miles closer to our mines than our competitors and therefore, we have important pricing advantages against those other mines.

Westmoreland has demonstrated strong relationships over the last 6-8 years with both labor and our utility partners. The company has excellent labor relations with both its unionized and non-unionized employers and the company’s focus on safety has resulted in a safety record far better than the industry in general. Our utility partners have learned that we constantly seek to drive down costs and improve their profitability, even though we generally have cost-plus contracts. This emphasis on driving down costs has resulted in an effective cost per $/MBtu of $1.68. Natural gas pricing has to be significantly below $2.00 before it is economic for our utility partners to switch from using the coal fired power plants we supply.

Less than 30 days ago at the June 12th Barclays High Yield Bond Conference and again this morning, the company reaffirmed 2015 EBITDA guidance and $3.27 in free cash flow per share for 2015 (at the midpoint of their guidance). At $17.50, the company is now trading at 5.35 times free cash flow and that cash flow per share will certainly improve once Westmoreland closes the San Juan acquisition at the end of the 2015.

The acquisition market to buy additional cost-plus assets is outstanding. Virtually every asset the company would like to own is either for sale or may be for sale in the next 12 to 18 months. While Westmoreland has no guarantees of doing any of these deals, there is a strong likelihood that the company will be able to consummate at least 2 or 3 new acquisitions in the next 18 months. If successful, these acquisitions should dramatically increase the company’s cash flow per share. The company should also reassure investors on the upcoming earnings conference call that they are looking to acquire only cost-plus type assets or other transactions, which provide long-term guaranteed revenue.

Over ten years ago, Westmoreland Coal decided to create a different business model in the coal industry. Instead of relying on commodity pricing, Westmoreland created a cost-plus partnership with our utility counterparties. During the go-go years, this model under performed, but given market conditions, this model will ensure our success.

It is possible that over the next 20 or 30 years, the percentage of electric generated in the United States via coal may decline. The elimination of coal generation in this country will take time as alternatives are developed and expanded. The cost to build new electrical generating capacity is enormous and is likely in the trillions of dollars. This will take decades, even if political parties in the United States were to cooperate on such a plan. During this multi-generational transition period, the customers of Westmoreland Coal will continue to need coal to provide base load service to the citizens and businesses they serve. Even in a world with declining coal utilization, the projected cash flows will provide Westmoreland shareholders with very strong returns.

The message to the management team at Westmoreland is straightforward. Keep doing what you are doing. Continue to drive down costs at our mines to insure our coal is cost competitive, with a constant focus on safety. Maintain the company’s strong acquisition discipline and seek to drive meaningful shareholder returns via these actions. Reaffirm to your investors on the next conference call your focus on buying on cost-plus type assets. Seek out additional equity partners, if necessary, to fund larger acquisitions. Consider additional support in investor relations, so that key management personnel can focus exclusively on actions, which will increase the per share cash flow after debt service.

Finally, STAY THE COURSE. Management has done an excellent job over the last eight years and the next 12 to 18 months should be highly productive for the company. Once the acquisitions cycle is over, the company can then work hard to both de-lever and utilize other financial engineering tools to drive outstanding shareholder value at that time. As painful as the last 60 days has been to the shareholders at Westmoreland Coal, the opportunities for outstanding acquisitions have never been better. I know the management team is working hard to take advantage of the massive upheaval in the coal business. I look forward to supporting your efforts.

Sincerely,

Charles Frischer